SEALSQ CORP

Avenue Louis-Casai 58

Cointrin

Switzerland

May 17, 2024

Mr. Bradley Ecker

Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

100 F Street, N. E.

Washington, D.C. 20549

Re:	SEALSQ Corp Post-Effective Amendment No. 1 to Form F-1 Submitted on March 29, 2024 (File No. 333-276877) CIK No. 0001951222

Dear Mr. Ecker and Mr. Ewing:

This letter responds to the letter dated April 29, 2024 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Post-Effective Amendment No. 1 to Form F-1 of SEALSQ Corp (the “Company,” or “we”) initially submitted to the Commission on March 29, 2024 (the “Initial Registration Statement”).

We are filing with the Commission via EDGAR concurrently herewith an amended Registration Statement responding to the Staff’s comment (as amended, the “Registration Statement”).

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Post-Effective Amendment.

General

1.	Provide us supplementally a detailed legal analysis as to whether SEALCOIN is a security as defined by Section 2(a)(1) of the Securities Act. In responding to this comment, please include a materially complete description of the token and the related ecosystem, as well as the manner in which the token will be offered and sold, including the following:

•	The material technical characteristics of SEALCOIN including the terms of any smart contract and any other documents governing the terms of the SEALCOINs and the rights of holders, as well as an explanation of whether and how modifications to SEALCOIN’s smart contract can be made;

•	Transfer capabilities and restrictions including whether there are any limits on the transfer of SEALCOIN by holders or transfer prerequisites, the material features of whitelisting procedures, including AML/KYC procedures, and whether holders can dispose of their SEALCOINs other than by transacting with the platform;

•	The material characteristics of the network in which SEALCOIN will exist, including SEALCOIN’s use or role such as purchasing goods or services, allocating resources, performing governance functions, and/or otherwise securing the network or application, any fees for transacting on the network or application, including how they are assessed and who pays and receives such fees, and a description of the various roles that exist in connection within the network, such as users, on-chain service providers, developers, transaction validators, and governance participants; and

•	Where and how SEALCOIN private keys will be stored, and by whom. Explain whether you will provide a digital wallet to holders, and if so, who will control the wallet.

Response:

In response to the Staff’s comment, we note the following: ‘SEALCOIN’ is a code name for an internal SEALSQ Corp R&D project that involves significant technical innovation that could potentially lead to a future creation or adoption of a dedicated cryptocurrency in the form of a token associated to a device that is secured with a digital certificate. For now, we are exclusively working on a technical Proof-of-Concept (PoC) and a dedicated/proprietary Service Platform. This PoC contemplates the use of a secure token that would enable our technology to automate the settlement of a device’s transaction against the use of a service (including the use of the SEALCOIN Service Platform). This would be achieved with a cryptocurrency in the form of a token associated to a device that is secured with a digital certificate where the token’s smart-contract will interact with our software to securely organize and execute transactions.

We have organized this project in two streams:

-	Our SEALCOIN PoC is at present an internal SEALSQ Corp innovation R&D project focusing on the technical feasibility of our most advanced semi-conductor (VIC 408) validating, verifying and authenticating a transaction while simultaneously ‘signing’ a transaction (e.g. agreeing on the terms of the transaction) on a Decentralized Ledger Technology (DLT).

-	This PoC, once technologically validated, would then lead to the development of industrial and professional service applications for which we are starting to craft a dedicated SEALCOIN Service Platform. The SEALCOIN Service Platform would enable our corporate and professional clients to access enhanced services deriving from the current cybersecurity products they purchase from us (such as devices, certificates). In turn, this would open-up new markets and use-cases globally for existing and new customers. Conceptually, access to the SEALCOIN Service Platform would be granted via a utility token, to be named ‘SEALCOIN,’ dedicated to IoT manufacturers and professional market participants.

Only upon completion of the above internal technical feasibility research (at the semiconductor level) and of the development efforts of a proprietary Service Platform would SEALSQ Corp be able to delineate and clarify the technical characteristics of the applicable SEALCOIN token. Our innovation department is currently documenting the technical findings and potential applications that will then lead to a detailed description of terms, limitations and governance of the applicable smart contract and the related platform. In other words, the technology PoC must be completed before the application in the form of a Service Platform can be dimensioned, and only after those two steps are completed can SEALSQ Corp delineate the nature of the token that would give access to the Service Platform to our industrial and professional client base.

At present, we are not planning any fundraising involving investors to participate in our costs of developments as this is an exclusive SEALSQ project, self-funded and intended to position our company at the forefront of innovation in cybersecurity practices. Our service applications of the SEALCOIN platform and token would be crafted for existing and prospective corporate and professional entities, as we do not plan to directly serve private individuals at this stage.

The completion of our SEALCOIN PoC is planned for July 2024 and completion of the design of the associated Service Platform (and related token) is planned for Q4 2024. Any roll-out of the Service Platform (and the related token) to customers would be conditioned on the satisfactory completion of significant legal and regulatory due diligence for the jurisdictions where the services (and the related tokens) would be marketed and where the customers and end users are located, as more fully described below.

2.	Regarding the SEALCOIN you are developing:

•	Please disclose the policies and procedures that you will use to determine whether SEALCOIN is a security for purposes of the federal securities laws, or is likely to be deemed a security, and specifically disclose that any determination that you make in that regard is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body.

•	Include a risk factor related to such policies and procedures that addresses the specific risks inherent in any policies and procedures for determining that any crypto asset is not a security and describe the potential regulatory risks under the U.S. federal securities laws if SEALCOIN or any other crypto assets you create or hold are determined to be securities, such as whether the company could become subject to regulation under the Investment Company Act or as a broker-dealer under the Securities Exchange Act or involved in the unregistered offer and sale of securities under the federal securities laws.

Response:

In response to the Staff’s comment, we note the following:

The SEALCOIN token features cannot yet be finalized for the reasons mentioned above (that is, completion of the technological PoC and development of service applications).

Our R&D efforts involve an evolving PoC, leading to a proprietary Service Platform with ultimately a platform-dedicated cryptocurrency having the following potential attributes:

-	A utility feature intended to provide access digitally to an application or service provided on the proprietary platform by means of a blockchain-based infrastructure.

-	A payment feature intended to enable a means of payment for acquiring goods or services, as well as a means for transferring money or value.

Based on the above R&D attributes of SEALCOIN cryptocurrency, we are studying the following Swiss FINMA guidelines https://www.finma.ch/en/~/media/finma/dokumente/dokumentencenter/myfinma/1bewilligung/fintech/wegleitung-ico.pdf:

-	“3.2.1 Payment tokens / cryptocurrencies: There are various legal opinions as to whether tokens of this kind constitute securities. Some assert that all types of tokens should be considered as securities; others disagree. Given that payment tokens are designed to act as a means of payment and are not analogous in their function to traditional securities, FINMA will not treat payment tokens as securities. This is consistent with FINMA's current practice (e.g. in relation to Bitcoin and Ether). If payment tokens were to be classified as securities through new case law or legislation, FINMA would accordingly revise its practice.”

-	“3.2.2 Utility tokens: Utility tokens will not be treated as securities if their sole purpose is to confer digital access rights to an application or service and if the utility token can actually be used in this way at the point of issue. In these cases, the underlying function is to grant the access rights and the connection with capital markets, which is a typical feature of securities, is missing. If a utility token additionally or only has an investment purpose at the point of issue, FINMA will treat such tokens as securities (i.e. in the same way as asset tokens).”

It is of the utmost importance for our company that, prior to any dedicated token issuance to allow the access of an up and running associated Service Platform that is currently in R&D phase, the following be completed:

-	Jurisdictional due diligence analysis, based on our existing and targeted geographical activities and operations, to identify the most appropriate legal and regulatory parameters and the level of acceptance by applicable regulators, including without limitation, the Commission and its Staff should the roll-out include the United States of America

-	Once validated by our current R&D efforts, identify which of our group companies will be best suited to issue the SEALCOIN, or establish a new entity and other potential JV with third parties to carry such activities

-	Once chosen, establish a thorough set of guidelines to ensure that the dedicated SEALCOIN cryptocurrency would not, at any point in time, be issued in breach of applicable securities regulations

-	Assess all related legal and regulatory risks related to the SEALCOIN Service Platform and related token, and establish such policies and procedures as are appropriate to address the specific risks inherent with a crypto asset

We acknowledge that the Commission is concerned about any offer and/or sale of a cryptocurrency that may constitute an offer and/or sale of a ‘security’ in violation of the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), if such offer and/or sale involves regulated activity in the United States and/or persons in the United States. Consistent with our responses above, we endeavor to complete rigorous legal and regulatory due diligence (including, without limitation, seeking advice from reputable U.S. counsel) before we offer and/or sell any SEALCOIN token within the United States or to any ‘U.S. person’ (as defined in Regulation S under the Securities Act) to ensure such actions do not constitute an offer and/or sale of a ‘security’ (as defined by the Securities Act) in violation of the registration requirements of the Securities Act (specifically reserving for the right to rely on applicable exemptions from registration under Securities Act, including (without limitation) transactional exemptions under Section 4 of the Securities Act and under Regulation D and/or Regulation S under the Securities Act, exemptions for instruments and interests not constituting ‘securities’ within the meaning of the Securities Act, and exemptions for ‘securities’ exempt from the Securities Act under Section 3 of the Securities Act).

Risk Factors, page 18

3.	To the extent material, please address the following risks as related to SEALCOIN:

•	Risks relating to your planned SEALCOIN business operations, such as risks relating to implementation, technology, cybersecurity and adoption, as well as any reliance on another network, application, or off-network code or entity;

•	Risks relating to the unique characteristics of SEALCOIN including digital form, the rights of holders or their lack of rights, liquidity, supply, and custody;

•	Regulatory challenges of securities, tax, and AML/KYC regulations; and

•	Impact of technological developments on the value and functionality of SEALCOIN over time.

Response:

In response to the Staff’s comment, we note the following:

The SEALCOIN project is currently in the R&D stage – that is, as noted above, research of the technical feasibility and analysis of the development of potential service applications. As such, we are not in a position to meaningfully assess the risks that would be associated with the SEALCOIN project once implemented, and the materiality of some or all of such risks from the perspective of our shareholders. For example, at the present time we do not know if we will choose to issue a new cryptocurrency or build out the project implementation with pre-existing cryptocurrency to tokenize access to the SEALCOIN Service Platform, or if we will decide to create a new entity to issue the tokens, or line up a third party to issue the tokens. It is only when the SEALCOIN project is further along in its development that the assessment of risks and their materiality will be meaningful. At present, we anticipate that our future analysis of the risks associated with the implementation of the SEALCOIN project will include an assessment (and applicable disclosure in securities filings) of, inter alia, the following risk-related factors:

•	Development delays and cost overruns

•	Regulatory compliance including delays in securing regulatory approvals and engagement with regulatory bodies in multiple jurisdictions

•	Scalability and interoperability challenges, and technological obsolescence that could limit the SEALCOIN platform’s functionality and longevity

•	Cybersecurity affecting user data and trust, such as data breaches, smart contract vulnerabilities, and network attacks

•	Adoption obstacles hindering growth and market acceptance including difficulties in achieving market penetration, building user trust, and reliance on third-party platforms

•	Reliance on external entities – e.g. dependency on Hedera can introduce additional vulnerabilities related to external changes and regulatory shifts.

Accordingly, we have revised our disclosure in the Risk Factors section on page 20.

Business Strategic Outlook for 2024

3. SEALCOIN, page 85

4.	Please revise so that your disclosure is consistent with your public statements and promotional materials, including in any white paper, relating to material aspects of SEALCOIN. For example only and without limitation, please clarify and describe the use cases for SEALCOIN and the items referenced in your recent news releases, including:

•	The SEALCOIN ecosystem and platform;

•	The purchasing and tokenization of certificates to be introduced with the SEALCOIN platform launch; and

•	The role of Hedera, the Hedera network and the material terms of any related agreements.

Response:

In response to the Staff’s comment, we note the following:

Our current SEALCOIN R&D activities include, as noted above, the development of industrial and professional service applications for which we would craft a dedicated SEALCOIN Service Platform. The SEALCOIN Service Platform would enable our corporate and professional clients to create enhanced services deriving from the current cybersecurity products they purchase from us (such as devices, certificates). This process involves the creation of a set of parameters relating to material aspects of the SEALCOIN project, its intended ecosystem, its intended clients and partners, and any commercial features that will be required by our industrial and professional customers and prospects, and making sure the intended innovations are clearly outlined, explained and understood by its intended customers.

Our current R&D activities focus on enhancing the products and services we currently offer, and relate to the usage, purchase and life cycle management of devices (Secure Elements) or certificates. The integration of smart contract capabilities would support and improve our core services, enabling new generation interactions within a secured IoT ecosystem.

As we do not plan to create any specific blockchain or equivalent Decentralized Ledger Technology for the usage of smart contracts, we are planning to collaborate with Hedera and its subsidiaries to leverage from its pre-existing Decentralized Ledger Technology. This collaboration is intended to ensure that our solutions will not only constitute a state-of-the-art set of functional innovative services, but also provide us with external recognized expertise in our various duties, including and not limited to our jurisdictional analysis review, validation of the nature of the intended dedicated cryptocurrency as a Payment and Utility token, and facilitate the access to relevant, regulated and professional partnerships with potential blockchain providers.

Accordingly, we have revised our disclosure in the Business section on pages 85-87.

5.	Please address the following regarding specific disclosures in this section:

•	Refer to your statement at the top of age 85 that “SEALCOIN is currently in its pre- registration stage….” Please revise to explain what you mean by “registration” and also tell us what the “Pre-Registration Invitation for SEALCOINS” portion of the website entails.

•	We note your statement on page 85 that SEALCOIN “is expected to be available on various exchanges by the end of Q2 2024.” Clarify exactly what you mean by “exchanges” and explain whether there will be any geographic or other limitations on sales of the token. Also advise us of the status of that process.

•	Disclose exactly what you mean by “individual trading” on page 86.

Response:

In response to the Staff’s comment, we note the following:

•	The term "pre-registration" in the context of the SEALCOIN project refers to an initial phase where we introduced the concept and potential application of the SEALCOIN project to stakeholders during an event at Davos organized by SEALSQ. This phase involved collecting from interested parties forms designed to allow respondents to officially express their interest in SEALCOIN’s services and to receive updates and further information as the SEALCOIN project progresses. The reference to ‘pre- registration’ was not and is not intended to the registration process under the Securities Act or any solicitation of investment in the SEALCOIN project or any SEALCOIN token.

•	As such our reference that "SEALCOIN is currently in its pre-registration stage..." on page 85, is a technical reference to the early phase of engagement with interested parties – industrial / corporate entities etc. by collecting expressions of interest in terms of intended application development and access to SEALCOIN’s platform services prior to the full public launch of the product.

•	The "Pre-Registration Invitation for SEALCOINS" on our website is a dedicated section where potential interested parties can sign up to receive detailed information about the project. This includes updates on development milestones, description of the technology and use cases, and insights into the strategic direction of the SEALCOIN project. This section serves as a portal to connect with the SEALSQ development team, providing them with the necessary resources to evaluate their potential involvement in the project effectively.

•	The term "exchanges" mentioned on page 85 refers to cryptocurrency trading platforms where the dedicated SEALCOIN token will be eligible for trading with pre-existing and regulated players. The exact platforms have not been finalized yet as the SEALSQ project is in the R&D stage. Our aim is to ensure the SEALCOIN project and its activities are compliant with all applicable rules and regulations before the SEALCOIN token it becomes available on multiple platforms, promoting a decentralized trading model. This could lead to geographical or regulatory limitations on where the token can be distributed, depending on the varying regulations of different jurisdictions. As part of the ongoing diligence, we are currently consulting with legal and regulatory experts and beginning preliminary discussions with potential ‘exchanges’ and partners. Our aim is to make the SEALCOIN token ‘exchange’-eligible once all relevant activities can be clarified and all applicable regulatory approvals have been obtained.

•	The term “individual trading” on page 86 was meant to mean individual transactions—meaning that the SEALCOIN token will be designed to enable multiple transactions autonomously actioned by a secured device and with a utility purpose, opposed to speculative tokens.

Accordingly, we have revised our disclosure in the Business section on pages 85-87.

6.	Explain how SEALCOIN relates to the semiconductor/chip products that you discuss. Also clarify whether such hardware is part of SEALCOIN, or a separate but related product. As a related matter please revise the first three numbered paragraphs on page 86 to clarify how the matters discussed relate to SEALCOIN.

Response:

In response to the Staff’s comment, we note the following:

•	The SEALCOIN project is intended to enhance interactions between IoT devices and platforms through secure transactions and data exchanges. Utilizing blockchain technology, the SEALCOIN project is intended to enable IoT devices, which are embedded with semiconductor chips, to autonomously perform transactions, exchange data, and verify certifications. This integration would ensure secure, transparent, and efficient operations across IoT ecosystems, leveraging the capabilities of semiconductor technology.

•	SEALCOIN is not itself a piece of hardware but rather would act as a component of the SEALSQ semiconductor verification process. This process is crucial for verifying the identity of semiconductors involved in transactions with one another.

We envision SEALCOIN’s role and usage as follows:

o	Verification Role: SEALCOIN could be used within the SEALSQ product framework to facilitate and secure the identity verification of semiconductors when they interact and transact. The aim is to ensure that only authorized and authenticated devices can interact and transact, thereby enhancing the security of the entire system.

o	Digital Token: SEALCOIN could involve the use of a digital token that can operate within pre-existing Decentralized Ledger Technology infrastructure, to enable cryptographic transactions and data exchanges that are tamper-proof and transparent.

As a result, while SEALCOIN is part of a broader digital and technological ecosystem involving SEALSQ Corp, it is distinct from the actual semiconductor hardware. Instead, it is intended to support an enhanced software layer that manages and secures interactions between these hardware elements.

Accordingly, we have revised our disclosure in the Business section on pages 85-87.

7.	Please refer to your statement on page 86 that “it addresses and mitigates vulnerabilities inherent in current blockchain systems.” Clarify whether you are referring to SEALCOIN or a separate product or technology here. Also clarify whether the product you are discussing here will have its own blockchain that addresses and mitigates these vulnerabilities, or whether you are saying that the product will make other existing blockchains less vulnerable. Additionally, explain in further detail how it will reduce such vulnerabilities.

Response:

In response to the Staff’s comment, we note the following:

The reference on page 86 is to ‘Digital Certificates’ to be issued as part of the SEALSQ Root of Trust to provide a crucial layer of security for blockchain or Decentralized Ledger Technology (DLT) systems, in an effort to address several current inherent vulnerabilities of the IoT as part of DLT:

•	Authentication and Trust

- Reliable Verification: By ensuring that every participant or device on the blockchain or DLT infrastructure has been authenticated by a trusted authority, digital certificates prevent unauthorized access and activity. This is crucial for maintaining the security and integrity of the data or services exchanged within the network.

- Enhanced Trust: The involvement of a trusted authority in issuing digital certificates helps build trust among users and stakeholders by guaranteeing that all participants are who they claim to be.

•	Integrity and Non-Repudiation

- Data Integrity: Digital certificates help ensure that data has not been altered in transit. They use cryptographic techniques to secure data, maintaining its accuracy and consistency throughout its lifecycle.

- Accountability: With digital certificates, transactions can be traced back to specific, verified entities, ensuring that actions can be attributed to participants and participants are held accountable. This reduces the risk of dispute and fraud within the network.

•	Security Enhancement

-	Encryption: Digital certificates enable encryption of data and transactions, protecting sensitive information from interception or exposure during transmission.

-	Secure Communication: By facilitating encrypted communications, digital certificates ensure that only intended recipients can access or decipher the information being transmitted, safeguarding against eavesdropping and ‘man-in-the-middle’ attacks.

SEALCOIN plans to operate on pre-existing blockchain / DLT platforms, whereas the digital certificate, issued by the SEALSQ Root of Trust, serves a different function and has broader applicability across various blockchain / DLT platforms. This distinction is key in understanding how each component contributes to security and authentication in the blockchain space.

Digital Certificate Versus SEALCOIN

- SEALCOIN is envisioned as a digital token that would utilize pre-existing blockchain or DLT networks to facilitate transactions. Its primary intended role is to facilitate transactions within a specific ecosystem and services’ platform.

- Digital Certificate: Unlike the proposed SEALCOIN, the digital certificate is not tied to any specific blockchain or token. Rather, it is the technology designed to authenticate the identity of entities across any blockchain platform (including entities exchanging tokens). This makes it a versatile tool for enhancing DLT security across different blockchain systems.

How Digital Certificates Enhance Blockchain Security

Digital certificates address some of the inherent vulnerabilities in blockchain systems, primarily around identity verification and the security of transaction data:

1. Enhanced Identity Verification:

- Universal Application: Since the digital certificate can be used on any blockchain or DLT infrastructure, it provides a standardized method of identity verification regardless of the underlying technology.

- Strong Authentication Protocols: Digital certificates incorporate advanced cryptographic techniques to verify the identity of entities before they can interact on the blockchain, ensuring that only authenticated users are allowed access.

2. Reducing Vulnerabilities:

- Mitigating ‘Sybil’ Attacks: By ensuring that each certificate corresponds to a verified identity, the risk of ‘Sybil’ attacks (where one user masquerades as many to influence the network) is greatly reduced.

- Preventing Man-in-the-Middle (MITM) Attacks: The use of encryption and secure communication channels safeguarded by digital certificates prevents unauthorized interceptions, making data exchanges over the blockchain or DLT more secure.

3. Secure Data Transactions:

- Data Integrity and Non-Repudiation: Each transaction that utilizes a digital certificate can be securely signed, ensuring that the data has not been altered and attributing every transaction to a verified source. This not only secures the data but also provides a clear audit trail.

- Encrypted Communications: Digital certificates facilitate the encryption of data in transit, protecting sensitive information from being accessed by unauthorized parties and ensuring that communications are only readable by intended recipients.

The use of dedicated digital certificates (including cryptocurrencies) in conjunction with blockchain or DLT services provides a robust framework for securing digital transactions. By enhancing identity verification and securing data integrity, digital certificates reduce vulnerabilities, making blockchain and DLT networks less susceptible to a range of security threats and more reliable for carrying out authenticated transactions.

Accordingly, we have revised our disclosure in the Business section on pages 85-87.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact us at 011-41-22-594-3000 or via e-mail at cmoreira@sealsq.com/johara@sealsq.com or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 or via e-mail at hhraspe@pbwt.com, if you have any questions or require additional information.

Respectfully,

SEALSQ Corp

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	CEO

By:	/s/ John O’Hara
Name:	John O’Hara
Title:	CFO

cc:	Herman H. Raspé. Esq. (Patterson Belknap Webb & Tyler LLP)